Exhibit 99.1

Joint Filing Agreement

The undersigned persons, on February 14, 2012, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Medwave, Inc. on December 31, 2011.

Hambrecht & Quist Capital Management LLC

By	/s/ Laura Woodward
Laura Woodward

Daniel R. Omstead

By	/s/ Daniel R. Omstead
Daniel R. Omstead